news release

ArcelorMittal Increases Its Offer Price for all Common Shares of Baffinland Iron Mines Corporation to C$1.40 per Common Share

●	Increased Offer Price of C$1.40 in Cash per Common Share for 100 per cent of the Common Shares
●	Revised Offer Price is a 27% Premium to ArcelorMittal’s Original Offer Price and a 150% Premium to the Trading Price of Baffinland Shares prior to Nunavut's Original Offer
●	Approximately 25% of Baffinland Common Shares are Locked-Up to the ArcelorMittal Offer
●	Support Agreement between ArcelorMittal and Baffinland Remains in Place
●	Offer is Open for Acceptance Until 11:59 p.m. (Toronto Time) on 10 January 2011

Toronto, 31 December 2010 / Luxembourg, 31 December 2010 - ArcelorMittal today announced that it has increased its offer (the "Offer") for all outstanding common shares ("Common Shares") of Baffinland Iron Mines Corporation ("Baffinland") and all outstanding common share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the "2007 Warrants") to C$1.40 per Common Share.

The increased all cash offer represents a premium of approximately 27% to ArcelorMittal’s original Offer price of C$1.10 per Common Share, and a premium of 150% to the trading price of the Common Shares prior to Nunavut's original unsolicited offer in September 2010.

Since Nunavut already owns approximately 10.5% of the Common Shares, it is effectively bidding for only approximately 49.5%, or approximately 55.4% of the 89.5% of Common Shares it does not currently own.

In order for the value of Nunavut’s revised coercive partial offer to equal the C$1.40 per Common Share offered by ArcelorMittal’s increased Offer (assuming a 55.4% pro rata take-up under Nunavut’s offer), the remaining minority held Common Shares would need to trade at C$1.18 per share (which assumes a warrant value of C$0.23 per full warrant using Nunavut's volatility and risk free rate assumptions as set out in its December 29 announcement), which is more than double the C$0.56 trading value of the Common Shares prior to Nunavut’s original offer for all of the Common Shares in September 2010. Assuming Common Shares tendered to the Offer under lock-up agreements with ArcelorMittal do not tender and there is a 76.6% take-up under the Nunavut revised coercive partial offer, the remaining minority held Common Shares would need to trade at C$1.06 per share for the value of Nunavut’s revised coercive partial offer to equal the C$1.40 per Common Share offered by ArcelorMittal’s increased Offer.

As previously announced, ArcelorMittal has entered into a lock-up agreement with Baffinland's largest shareholder, Resource Capital Funds (“RCF”), pursuant to which RCF has tendered all of its Common Shares and 2007 Warrants, representing approximately 22.5% of the outstanding Common Shares (on a fully diluted basis), to the Offer. In addition, each of the directors and officers of Baffinland have tendered all Common Shares and 2007 Warrants held by them, representing a further approximately 2.4% of the outstanding Common Shares (on a fully diluted basis), to the Offer pursuant to lock-up agreements with ArcelorMittal.  In addition, as at 29 December 2010, no further conditions relating to regulatory approvals are outstanding under the Offer.

The ArcelorMittal Offer remains subject to the same conditions as the original Offer of 12 November 2010 as amended by the Notice of Variation and Extension dated 18 December 2010.

The Support Agreement entered into between ArcelorMittal and Baffinland on November 8, 2010 as amended December 18, 2010, including the non-solicitation covenants and ArcelorMittal's right to match any unsolicited superior proposal, remains in place.

ArcelorMittal has today mailed a notice of variation of the Offer with respect to its increased Offer price of C$1.40 per Common Share for all Common Shares to Baffinland securityholders. The Offer price of C$0.10 per 2007 Warrant remains unchanged. The revised Offer is open for acceptance until 11:59 p.m. (Toronto time) on 10 January 2011, unless further extended or withdrawn.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.